TURNKEY

TurnKey Vacation Rentals Owner Agreement

This TurnKey Vacation Rentals owner agreement ("Owner Agreement") provides the terms for TurnKey Vacation Rentals, Inc.'s ("TurnKey", "us" or "we") vacation rental management services (the "Services") for the owner or authorized representative ("Owner" or "you") of your vacation rental unit designated below ("Unit") for rental guests ("Guests"). This Owner Agreement will apply to the Services as of the earlier of: (a) the date you sign our Owner Agreement; or (b) the date you use any Services, including our Site or accepting our bookings or payments (the "Effective Date").

TurnKey Terms of Service, Privacy Policy and Set-Up Form
The TurnKey Terms of Service and Privacy Policy agreements found at www.turnkeyvr.com/terms are incorporated into this Owner Agreement in their entirety. The terms of any Owner Set-Up Form which is executed by the parties will also be incorporated into this Owner Agreement. In the event of a conflict between the terms of these agreements, the following will take precedence, in order: Owner Set-Up Form (if applicable), Owner Agreement, Terms of Service and Privacy Policy.

Term and Termination
This Owner Agreement will begin as of the Effective Date and continue until either party provides written notice of termination to the other specifying the date of termination. Owner will honor any existing reservations beyond the termination date and during this period allow TurnKey to access the Unit to perform the Services required herein to fulfill the Guest reservations. If we are unable to fulfill existing Guest reservations during this period, we will re-accommodate the Guests pursuant to our Re-Accommodation process defined below.

TurnKey Marketing
Owner exclusively authorizes TurnKey to act as vacation rental property manager on behalf of Owner and provide services for the marketing, care, management and occupancy of the Unit to the public for rent (and no other rental manager or agent). TurnKey may market the Unit via pay-per-booking sites, listing sites, travel agents or brokers determined by TurnKey with a goal of maximizing your bookings and monthly revenue. These guest sites currently include Expedia (HomeAway/VRBO), AirBnB, Booking.com and several other websites and charge agency fees that equate to 5-15% of the total booking amount. We charge the Guest a variable booking fee and apply it to cover your entire cost of these agency fees regardless of the source of the booking. Note: We utilize Airbnb's current 5% agency fee for property managers (vs. 3%) because it provides a more favorable cancellation policy for owners - a full penalty for cancellations within 30 days of arrival (consistent with the other guest sites and as described below).

Rental Rates and Revenue Management
The rental rates charged for each booking are established by TurnKey and will be based on rents received for comparable units available in the local vacation rental market. We welcome your input regarding your rental rates (e.g., minimum "floor" rates per night) and revenue goals and we will take this into consideration in setting your rates. In order to revenue-manage your Unit we vary rates according to occupancy levels, events, weather, seasons, length of stay, availability, holidays, dates, etc. We make no representation about the minimum amount of rental income that you may anticipate receiving under this Owner Agreement, but our goal is to maximize your rental revenue on a monthly basis. Owner agrees to accept any and all bookings at rates set by TurnKey, unless Owner has set a minimum floor rate as displayed in the Owner's online dashboard within TurnKey system (the "Owner

Dash") (in which case Owner agrees to accept any bookings above the discounted minimum floor rate). In our experience, Owners who allow TurnKey to revenue-manage their rates without limitations maximize their monthly revenue in our Service.

Availability and Bookings
TurnKey and Owner agree that they will maintain one calendar for bookings and availability of the Unit and that the TurnKey system will be the official booking calendar of record. In the case where the Unit was showing available and TurnKey makes a Guest booking, the Owner agrees to honor all such bookings of the Unit and allow the Guest to have privacy during the booking. Owner understands TurnKey will actively market and book the Unit unless Owner enters dates of personal use in advance in the TurnKey system. Owner also agrees to notify TurnKey of any changes in the availability of the Unit for bookings by TurnKey (such as renovation, sale of the property or major repairs) with as much advance notice as practical by entering such dates in the TurnKey system. If we need to re-accommodate a Guest because your Unit becomes unavailable after a Guest booking is made, it frequently results in a poor Guest experience, negative Guest reviews of your Unit and our Service, and increased costs. If you notify us or we reasonably believe that you will be unable to fulfill a booking for any reason as scheduled for your Unit, we will re-accommodate the Guest (a "Re-Accommodation") using the following process. In a Guest Re-Accommodation, we seek to find a suitable alternative rental unit or hotel for the Guest with sleeping capacity, date range, location, quality and rates at least as favorable as your Unit booked by the Guest. We will charge the Owner account for any increased cost of the new Guest accommodation, plus a $250 Guest rebooking fee and any other related costs for the original and re-accommodation bookings (if the Unit is unavailable due to use by the Owner or Owner's guest), and any reduced rental rate or credit we issued to the Guest to overcome the Guest's dissatisfaction from having their plans disrupted and not being able to stay in the Unit they had booked. Owner agrees that we may re-accommodate a Guest into your Unit if available at the rental rate for the Guest's original reservation. In this way, TurnKey owners help each other to offset their costs of having to re-accommodate Guests from their Units.

Reservation and Use by Owner and Personal Guests
The Owner and other complimentary personal guests of Owner may of course occupy the Unit when the Unit has not been previously reserved for rental Guests. We request that Owner and personal guests: (a) enter the Owner's dates of use in the Owner Dash; (b) comply with our established check-in and check-out procedures and times if there are paid bookings on the same dates of check-in/check-out; and (c) elect to either pay for a TurnKey managed-cleaning or clean it yourself at no charge and prepare it for the next Guest booking consistent with our standards (i.e.,"hotel" clean linens, repairs completed and supplies replenished).

Owner Incentive
You may book your Unit on the TurnKey website for a rental guest that you source on your own and we will reduce our commission on the rental rate charged for the Unit to ten percent (10%) if you email the guest's name to us at reservations@turnkeyvr.com within one day after making the booking. The reduced fee will also apply to bookings that were made for the Unit prior to the Effective Date if you wish to have TurnKey service those bookings for you. For any bookings made prior to the TurnKey program start date you also have the option of handling these bookings on your own and we can block these dates and book around them – and no TurnKey fees would apply. The following is an example of how the reduced fee for an owner referral would work: if an owner joining our program had bookings that she made prior to the start of our Services and our standard TurnKey fee for that booking would be reduced to 10%. TurnKey will still provide its full Services under this reduced rate program to the Guest and Unit. In order to receive the reduced fee for bookings made after the start of our Services, the guest must be a first-time guest of the rental Unit.

Keyless Digital Locks
Owner authorizes TurnKey, at our cost, to install electronic locks on doors for security and access purposes where possible and feasible. TurnKey utilizes digital lock systems which allow TurnKey to provide more security for the Unit compared to conventional lock systems. Each Guest receives a unique code for the keyless lock that only allows them to enter at the time of their reservation (e.g., 3pm on March 3rd) expires at the checkout time of each

Guest stay. The codes are unique to each Guest and Unit. Additionally, this lock system provides a history of entry into the Unit whether by Guests, vendors, TurnKey or Owner. The Owner will receive an Owner code that will allow access to the Unit when Guests are not present.

Cleaning and Laundry Services

TurnKey shall arrange all cleaning and laundry services related to bookings of the Unit via local cleaning contractors, limited to ordinary housekeeping and laundry. Additionally, TurnKey shall arrange interior deep cleanings of the Unit up to two times per year if the Unit is rented frequently or as otherwise approved by you based on the frequency of rentals and condition of the Unit. Interior deep cleanings are necessary in order to maintain the Unit in a first-class condition suitable for rental and include items such as scrubbing baseboards, deep cleaning ovens and stoves, wiping ceiling fans, vents, blinds and window wells. Owner shall pay the additional cost of such deep cleaning services which typically costs two to three times the cost of a regular cleaning. When feasible we will schedule a deep clean when there is already a Guest-paid cleaning scheduled to reduce the cost of the additional deep cleaning work.

Maintenance and Repairs

Owner authorizes TurnKey to replace parts, provide labor and furnish materials on a single service call which is estimated to cost up to $200 in our discretion. In the event of a maintenance repair to the Unit that is estimated to cost more than $200, we will notify you for approval before completing the repair, unless there are urgent or emergent damages in our reasonable judgment that might be avoided by attempting such repairs (including lost guest revenue for a booking which might have to be cancelled, credited or refunded). Owner is responsible for all Unit charges for utilities, trash collection, internet, cable/satellite and household items which TurnKey does not provide as Unit supplies such as dishes, flatware, glasses, mugs, coffee maker, cooking utensils, pots, pans, light bulbs, air filters, smoke detectors, a hair dryer or batteries (TurnKey will provide Owner with a list of such items upon request). When TurnKey orders maintenance and repairs in the Unit, including parts, delivery and installation, we will not charge you any additional TurnKey fees. TurnKey is not a contractor and we do not warrant repairs or maintenance conducted by independent contractors/professionals on Owner's behalf.

TurnKey Monthly Owner Statements and Direct Deposit Payments

We will collect all amounts due for a reservation in advance of the Guest's occupancy. We will deposit funds due to Owner and taxes which we collect on Owner's behalf in a segregated TurnKey account at Comerica Bank, an FDIC depository located in Austin, Texas or such other location as required by law. We will maintain a separate accounting record of all Unit reservations revenue, expenses and fees. By the 12th day following the end of each month, we will provide your Owner's statement in your Owner Dash identifying for the previous month: (a) the Unit Gross Rental Revenue; (b) TurnKey fees and Unit expenses charged; (c) any amounts that may be due to the Owner or TurnKey under this Owner Agreement; and (d) remit to Owner any balance due via ACH direct deposit. If your statement reflects a balance due to us, we will process an ACH withdrawal for the balance due by the 24th day of the month. Here's how you can stop regular ACH payments into or out of your account or change accounts: Write us at support@turnkeyvr.com with your specific request at least 3 business days before the payment is scheduled to be made. You agree not to dispute our billing with your bank so long as the transaction is consistent with the terms indicated in this Owner Agreement.

Taxes, Permits and Compliance

Each party shall comply with all applicable laws and regulations regarding the occupancy of the Unit as a vacation rental and each party's obligations under this Agreement. TurnKey will calculate applicable local, regulatory or governmental authority transient occupancy taxes relating to Guest stays that were booked via the TurnKey system. We will collect such tax amounts from Guests during the booking process and we will remit collected taxes to the appropriate tax authority on Owner's behalf when due if collected by TurnKey. We will maintain records that provide any amounts that we collect and remit as tax. TurnKey assumes no responsibility for obtaining or renewing any required rental permits/licenses, special assessments, fines or rulings of applicable tax or governmental authorities related to the rental of the Unit. You agree that you are solely responsible for determining your applicable tax reporting requirements for reporting rental income in consultation with your tax advisors. IRS

regulations stipulate that TurnKey must collect IRS Form W-9 information from all property owners with units in the United States.

Accounting for Revenue, Fees and Expenses

Gross Rental Revenue means the rent collected from Guests for reservations of the Unit and does not include any the following items (which are charged to the Guest directly): taxes, cleaning fees, the property damage protection program or property damages, guest booking fee, HOA or resort surcharge (optional), credit card payment processing charge (a blended rate based on usage of Visa/MasterCard/Discover at 3% and Amex at 4% including online agency commissions)* or any other charges incurred by Guest for services rendered by TurnKey. TurnKey's Services fee is then calculated as the percentage of Gross Rental Revenue. Our Services fee is provided in the transaction example below. TurnKey charges the Owner and Amenity Stocking Fee for replenishment of Unit supplies (such as paper towels, kitchen supplies, trash bags, soaps, toiletries and detergent). The fee is currently as follows and may be adjusted by TurnKey upon notice to Owner: 2BR or less $10/stay; 3-4BR $15/stay; 5-6BR $20/stay; 7BR+ $25/stay.

TURNKEY SERVICES FEE OF 15% - EXAMPLE OF TYPICAL BOOKING VIA ONLINE AGENCIES SUCH AS VRBO, AIRBNB OR MARRIOTT

Guest Pays:			
Net Rental Rate	$	1,000.00	
Agency Fee (13% Example):	$	151.97	(Variable guest fee which covers online agency and credit card fees. % of Guest Total, excl Taxes.)
Resort Fee paid to Owner ($30 flat fee)	$	30.00	($30 per stay Resort Fee, paid to Owner directly)
Taxes (5% Example):	$	50.00	(Taxes as % of rent or Guest Total and varies by location)
Professional Housekeeping:	$	90.00	(Housekeeping costs vary by unit)
Property Damage Protection:	$	49.00	(PDP varies by length of stay and waiver amount)
Total Paid by Guest:	**$**	**1,370.97**	
Owner Receives:			
Net Rental Rate	$	1,000.00	
Resort Fee	$	30.00	(Resort fee paid directly to Owner)
Online agency and credit card fees		*No Charge*	(Covered by Agency Fee)
Subtotal to Owner	***$***	***1,030.00***	
TurnKey Commission	$	(150.00)	(15% TurnKey commission on the net rental rate)
Amenity Stocking Fee	$	(10.00)	(Per booking, based on number of bedrooms)
TurnKey Home Care and Inspections		*No Charge*	(No TurnKey surcharges for home care or inspections)
Net to Owner:	**$**	**870.00**	
Rental Revenue Retained by Owner		84.5%	(% of Net Rent)
Effective TOTAL Owner Expense		15.5%	(% of Net Rent, net of all fees and expenses)

Guest Claims, Refunds and Credits

TurnKey shall endeavor to provide liaison services between Owner and any Guest for any material claims or disputes against Owner and any Guest Re-Accommodations. TurnKey will attempt to resolve such claim or dispute in good faith, but is not responsible for the solution to any such claim or dispute. Owner agrees that TurnKey may offer a refund, credit or offset of the rent to promote rental guest satisfaction and reduce the chances of a Guest credit card chargeback. Guest Re-Accommodations, credits or refunds, as a result of the dissatisfaction of the rental Guest, will be made in our reasonable business judgment as a debit to the Unit account. A Guest may claim a chargeback up to nine months following a reservation for dissatisfaction or fraud. If a Guest charges-back a reservation with their credit card provider for dissatisfaction, then TurnKey will apply the chargeback as an expense against the Unit account, unless the primary cause of the Guest dissatisfaction was solely our fault. TurnKey will contest chargebacks that are reasonably defensible, however, if we are unsuccessful in reversing a Guest chargeback then the chargeback will stand as a debit to the Unit account.

Fraud Protection Policy

We use numerous processes to identify and screen Guests to protect you from chargebacks based on the fraudulent use of a credit card and prevent or cancel that booking in advance of a stay. In the event of a Guest charge that is reversed based on fraud, we will protect the Owner and not apply a debit to your Unit account. We reserve the right to cancel any reservations that we suspect are fraudulent at any time. If, however, a booking was made at least 14 days in advance of check-in and we cancel the reservation based on fraud within 3 days of check-in, we will credit your Unit account as if that reservation had been fulfilled (less any offsetting rent if we re-book your Unit following the cancellation).

Collection and Cancellation Policy

Our current payment schedule and cancellation policy for bookings provides as follows: For all bookings made more than 30 days in advance, we require a 10% deposit upon booking and collect the balance due 30 days prior to check-in. For bookings made within 30 days of the stay, we collect 100% at the time of booking. All deposits are refundable if the guest cancels their reservation within 3 days of booking. Thereafter the booking is final, non-changeable and all deposits are non-refundable. Furthermore, all bookings made within 7 days of the stay are final. In the event of a cancellation, non-refundable guest fee penalties which are enforced on the Guest by TurnKey (and can be waived in TurnKey's reasonable discretion) will be allocated between the Owner and TurnKey as follows: for reservations cancelled within 30 days of the stay, Owner will receive the full rental balance due as if the reservation had been completed in the month of the booking (after applying expenses and fees per the example transaction above); and for other cancellations the 10% deposit will go to TurnKey to cover costs of the booking. TurnKey can adjust the terms of the payment schedule or cancellation penalties in its discretion by Unit, travel agency (e.g., AirBnB), market or season to make it more restrictive or less restrictive with the goal of maximizing an Owner's revenue.

Property Damage Protection Program and Claims

TurnKey requires Guests to purchase Owner property damage protection ("PDP") for each stay in order to cover any damages beyond normal wear-and-tear caused by Guest with limits of $3,000 (up to 3 bedrooms) or $5,000 (4+ bedrooms). This damage policy does not cover furniture or fabrics for use outdoors, non-stain resistant, non-durable surfaces or light colored fabrics which can be damaged by routine guest use, antiques, rusted items, or furniture containing particleboard or which was purchased from big-box retailers (such as Ikea, Walmart, Target, Overstock, Rooms-to-go). If Guests decline PDP, then our policy requires them to leave a damages deposit (the "Deposit"). TurnKey will have the Unit inspected following each stay for major missing or damaged items. Owner should report to TurnKey any damages to Unit or items of personal property missing from Unit which Owner believes that we did not observe. Upon notice of damage or loss of items, TurnKey will make a demand on the Guest to obtain restitution and the damage protection for the stay for any intentional damages and or any unintentional damages which are above the PDP damages limit or Deposit. Owner, not TurnKey, is responsible for repairs for any damages to Unit and replacement of any missing property from Unit not covered by Guests or PDP or the Deposit; maintenance of an itemized inventory of personal property in Unit; and any items stored in the garage or other storage space on the property, such as skis, boots, snow removal equipment, etc. or exterior items on or about the property. Additionally, PDP does not cover ordinary wear and tear on the Unit or its contents which could include items such as a missing towel, missing utensils, ripped or frayed linens or broken glasses. TurnKey recommends that owners should budget 3-4% of their annual rental revenue toward the replacement of linens, towels, dishware and other wear and tear items that are depleted, become worn or need to be replaced over the course of a year as part of the rental business.

Insurance

TurnKey shall maintain a broad form of comprehensive general liability insurance covering TurnKey Services in an amount not less than one million dollars ($1,000,000 USD) per occurrence. A copy of such insurance will be provided at Owner's request. Owner shall maintain a homeowner insurance policy that includes rental coverage for Owner's Unit in the minimum amount of three hundred thousand dollars ($300,000) with a rental coverage (often called a "Rental Policy" or "Rental Rider").

Updates to Terms

TurnKey may change the terms of this Owner Agreement by giving Owner a 30-day notice of change in terms, listing the terms which will apply after the 30-day period or such date specified in the notice.

TurnKey 24/7 Support: 512-960-3270 or support@turnkeyvr.com

Issued 5.14.19

(signatures provided below)

Accepted and Agreed:

OWNER:

DocuSigned by:
Jesse Stein
0E61807E63834DF...

7/14/2020

Owner's Rental Unit Address ("Owners Unit"):

920 South Street

Unit 302

Nashville, TN 37203

MANAGER:

TurnKey Vacation Rentals, Inc.

DocuSigned by:
58DFE163732F45D...

7/14/2020